DAVID M. DOBBS P.C.	ATTORNEY & COUNSELOR

_____________________________________________________________________________________________

8655 VIA DE VENTURA, Suite G-200	David M. Dobbs

SCOTTSDALE, ARIZONA 85258

(480) 922-0077 Telephone

(928) 223-0109 Fax

david.dobbs@azbar.org E-mail

Via Edgar Transmission

August 29, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Re: Radiate Research Inc. Registration Statement on Form F-1

File No. 333-131249

Dear Mr. Spirgel:

On behalf of Radiate Research Inc. a Canadian corporation (the “Registrant”) we transmit herewith for filing with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”) Pre-Effective Amendment No,. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form F-1 (the “Registration Statement”) and the Registrant’s revised preliminary prospectus relating to the registration of 1,637,400 shares of the Company’s Class A Common Stock (the “Shares”) to be sold by the Selling Securityholders identified in the Registration Statement and the registration for resale of 2,000,000 shares (the “Warrant Shares”) of Class A Common Stock underlying warrants (the “Warrants”) issued to the Selling Security holders.

We have been authorized by the Registrant to provide you with responses to the comments received from the Commissions Staff (“Staff”) by letter dated July 19, 2006 (the “Comment Letter”) with respect to the Registration Statement. The numbered responses correspond to the numbered comments in the Comment Letter. Amendment No. 2 reflects the Registrant’s responses to the Comment Letter.

General

1.	Page numbers have been added.
2.	Registration number has been added.

Prospectus Cover Page

3.	Note 2 has been changed to indicate fixed price until market develops.

Prospectus Summary

Our Company

4.	The end date of the period has been added.
5.	Wording has been amended to indicate source of potential funding.

The Offering

6. The presentation here and in the Business Section has been enhanced by adding a discussion of the corporate reorganization.

Risk Factors

The issuance of additional shares may impact the value of our common stock

7. The filing has been augmented by the insertion of an additional risk factor.

Use of Proceeds

8. Changed wording to exercise.

Selected Financial Data

9. Clarified that the figures are un-audited.

Currency Exchange Rate Information

10. Updated exchange table.

Managements Discussion and Analysis

11. We have revised this section to address the apparent inconsistencies and to make the product offerings and revenue model clearer

12. Product by sales line disclosure has been added to the MD&A

Revenue Recognition

13. The disclosure has been revised to modify the discussion of revenue recognition. The revenue recognition policy was added to a note to the financial statements

Results of Operations

14. Details of estimation issue and product costs added.

Liquidity and Capital Resources

15. The derivative liability explanation was enhanced.

16. Disclosure expanded to include material terms.

17. Disclosure amended and expanded to include material warrant terms.

18. Remove statement from paragraph and expanded discussion of non-exercise of warrants.

Business

Competition

19. The disclosure was modified to elaborate upon the product features.

Principle Shareholders

20. The table has been updated.

21. The headings have been revised to make the tabular chart clearer.

22. The headings and column “C” of the Selling Shareholder table have been revised to clarify that only 5 shareholders are warrant holders. Accordingly, the beneficial ownership table no longer needed revision.

23. Deleted the “to be issued” column heading.

Related Party Transactions

24. Expanded disclosure to include nature of consulting services.

Selling Shareholders

25. Added comment to indicate premise that all shares will be sold.

26. Added column E & F to indicate holdings and percentage of the securities beneficially held after the offering.

27. The table has been revised to clarify that only 3,637,400 shares are being registered.

Taxation

Material Canadian Federal Income Tax Consequences

28. Disclosure has been added to indicate the affect of a failure to list onto Frankfurt exchange.

29. The Registrant has been advised that there are no material U.S. Federal income tax consequences to U.S. investors in connection with the offering unless the Registrant fails to obtain a listing on the Frankfurt exchange.

Financial Statements

30. Note 1 has been revised to expand revenue recognition disclosure.

31. Revised the MD&A to be consistent with financial statement disclosures in Note 2.

32. We have updated the table to make it clear that $121,280 was from the sale of 1,400,000 shares and 2,000,000 warrants and the balance represented un registered sales of securities after the May 31, 2005 year end to non US residents by a non US company.

33.	The financial statements have been retroactively restated to show the effects of the reorganization that occurred effective November 9, 2005.

AS A FOLLOW UP TO A TELEPHONE DISCUSSION WITH THE SEC, THE REGISTRANT AND ITS AUDITORS, THE REGISTRANT ADVISES THAT:

The Company with the concurrence of its auditors determined that Class “A” Special shares were not common share equivalents for purposes of determining basic earnings per share. The Class “A” Special shares are similar to preferred shares and contain a provision that as a class they are entitled to 75% of the Common share capital upon conversion. Therefore, the Class “A” Special shares are not considered to be common share equivalents. Thus for purposes of calculating loss per share, only the existing Class “A” common shares were used to determine EPS.

At the time of re-organization, the Company was faced with the need to allocate the previous share capital between the new common and new special [preferred] share capital. The allocation was based upon the fair market value at the time of re-organization. At that moment in time the Special “A” shares were convertible on a one for one basis and therefore were deemed to have the same fair market value as the common shares.

If at some time in the future, the company issues new common Class “A” shares, then the conversion ratio of Special “A” to Class “A” common will change from 1:1 to some other ratio. At that time the fair market value of the Special “A” shares will change and the Company will recognize this change in fair market value by crediting Special “A” share capital and debiting Class “A” common share capital.

General

34. Consent attached as an exhibit to the Form F-1.

Part II

Item 7. Recent Sales of Unregistered Securities

35. The section has been updated to the present. As a Canadian private non-issuing company offering and selling to Canadians [non-US residents] the Registrant was not previously subject to regulations of the SEC. The Registrant was subject to the regulations of the Ontario Security Commission and as a private issuer relied upon National Policy 45-106 (“Prospectus and Registration Exemptions”).

Signatures

36. Signature block updated and included in compliance with instructions to Form F-1

Exhibits

37. Exhibit Attached.

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rule 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very Truly Yours,

/s/ David M. Dobbs

David M. Dobbs